WOODSIDE

RECEIVED
2004 JUN 21 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

4 June 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04030831

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside presentation to UK investors, lodged with the Australian Stock Exchange on 4 June 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUN 22 2004
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 6/22

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 4 JUNE 2004
4:00PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE PRESENTATION TO UK INVESTORS

Woodside's CEO, Don Voelte will be meeting with UK investors during the week of 7th to 11th June 2004. A copy of the presentation titled "UK Investor Briefings, London 2004" is available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under Presentations.

The presentation pack contains slides that update production projections, available funds, projects and exploration programs, reflecting changes since the beginning of the year.